EatOkra, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EatOkra, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 25, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	103,269	328,213
Accounts Receivable	83,606	89,500
Deferred Tax Asset	-	10,069
Total Current Assets	186,875	427,782
TOTAL ASSETS	186,875	427,782
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenue	-	600
Taxes Payable	-	64,765
Accounts Payable	9,440	13,167
Total Current Liabilities	9,440	78,532
TOTAL LIABILITIES	9,440	78,532
EQUITY		
Common Stock	155	100
Preferred Stock	6	-
Additional Paid in Capital	16,289	6,778
Accumulated Deficit	160,987	342,372
Total Equity	177,435	349,250
TOTAL LIABILITIES AND EQUITY	186,875	427,782

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/1/2021	10,000,000	100	-	-	2,848	1,719	4,667
Additional Paid in Capital	-	-	-	-	3,930	-	3,930
Net Income (Loss)	-	-	-	-	-	340,654	340,654
Ending Balance 12/31/2021	10,000,000	100	-	-	6,778	342,372	349,250
Issuance of Stock	5,450,000	55	550,000	6	9,511	-	9,571
Net Income (Loss)	-	-	-	-	-	(181,385)	(181,385)
Ending Balance 12/31/2022	15,450,000	155	550,000	6	16,289	160,987	177,435

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,301,659	1,263,974
Cost of Revenue	-	741
Gross Profit	1,301,659	1,263,233
Operating Expenses		
Advertising and Marketing	55,894	99,733
General and Administrative	1,379,316	771,068
Software Development	42,591	-
Rent and Lease	3,614	2,870
Total Operating Expenses	1,481,415	873,672
Operating Income (loss)	(179,756)	389,561
Other Expenses		
Interest Expense	1,630	-
Total Other Expenses	1,630	-
Other Income		
Other	-	5,788
Total Other Income	-	5,788
Provision for Income Tax	-	54,696
Net Income (loss)	(181,385)	340,654

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(181,385)	340,654
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(3,727)	13,167
Deferred Revenue	(600)	570
Taxes Payable	(64,765)	64,765
Deferred Tax Asset	10,069	(10,069)
Accounts Receivable	5,894	(89,500)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(53,129)	(21,067)
Net Cash provided by (used in) Operating Activities	(234,514)	319,587
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	55	-
Proceeds from the Issuance of Preferred Stock	6	-
Additional Proceeds from Paid-in Capital	9,511	3,930
Net Cash provided by (used in) Financing Activities	9,571	3,930
Cash at the beginning of period	328,213	4,697
Net Cash increase (decrease) for period	(224,943)	323,516
Cash at end of period	103,269	328,213

EatOkra, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EatOkra, Inc ("the Company") was formed in Delaware on June 5th, 2019. The Company plans to earn revenue using a SAAS platform to allow people to find and shop with Black-owned food and beverage companies across the country. The Company's headquarters is in Brooklyn, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, EatOkra Accelerator LLC, EatOkra Commerce LLC, EatOkra Foundation Incorporated, and EatOkra Ventures LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

During the periods under review, the Company primarily generated revenue through a few major contracts entered into (See Concentration of Revenue section below) in which the Company primarily performed consulting services. The Company's primary performance obligation is to perform services according to any executed service agreement. Revenue is recognized over the life of the consulting engagement being performed. This revenue is considered to be infrequent and non-recurring.

Additionally, the Company generates revenues by selling a subscription service to restaurant owners who want to have ownership of their business profile and receive advantages within the customer facing mobile app. The Company's payments are generally collected monthly or annually. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one month to one year and revenue is recognized over the life of the subscription as performance obligations are satisfied The Company deferred revenue of $600 and $0 for the years 2021 and 2022, respectively, for prepaid subscriptions with remaining performance obligations.

Concentration of Revenue

The Company's revenue in 2021 of $1,263,974 was largely generated by a few customers. The Company generated revenue of $800,000 (63% of total revenue) from one customer and $288,553 (23% of total revenue) from another customer.

The Company's revenue in 2022 of $1,301,659 was largely generated by a few customers. The Company generated revenue of $500,000 (38% of total revenue) from one customer and $550,000 (42% of total revenue) from another customer.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares		Weighted Average Fair Value
Nonvested shares, January 1, 2021	7,666,667	$	-
Granted	100,000	$	-
Vested	(7,498,437)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	268,230	$	-
Granted	75,000	$	-
Vested	(343,230)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	-	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities

for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

With the exception of the litigation disclosed in the Note 7 – Subsequent Events disclosure, we are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of December 31st, 2022.

NOTE 6 – EQUITY

The Company has authorized 16,000,000 of common shares with a par value of $0.00001 per share. 15,450,000 shares were outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 4,000,000 of preferred shares with a par value of $0.00001 per share. 550,000 shares were outstanding as of December 31st, 2022.

Voting: Preferred shareholders have non voting rights.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2023, the date these financial statements were available to be issued.

The Company entered into a line of credit agreement, currently with an interest rate of 10.25%. The Company has withdrawn a total of $140,000 in February and March of 2023 from this line of credit.

The Company is in pre-litigation for which it is expected to pay out about $6,500 over alleged copyright infringement.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.